UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EARNINGS RELEASE FOURTH QUARTER 2018

Results for the fourth quarter 2018
Ticker: EDN Ratio: 20 Class B = 1 ADR Share Cap. Net of repurchases: 878 million shares | 43.9 million ADRs Market Cap. net of repurchases: ARS 45 billion | USD 1.1 billion	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
www.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5510 / 5519

Buenos Aires, Argentina, March 8, 2019. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; BYMA: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and energy sales, announces its results for the fourth quarter of 2018. All figures are stated in Argentine pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what indicated in section “Restatement of Financial Information” under Relevant Events.

RELEVANT EVENTS

Restatement of Financial Information

Financial statements as of December 31, 2018, including figures corresponding to the previous fiscal year, have been restated to reflect changes in the general purchasing power of the Company’s functional currency (the Argentine peso) pursuant to IAS 29 - “Financial Reporting in Hyperinflationary Economies” and General Resolution No. 777/2018 of the National Securities and Exchange Commission. Consequently, the Company’s financial statements are presented in terms of the measuring unit current at the reporting period 2018.

As regards this report, for the reader’s convenience figures will be kept at historical levels to continue the previously published series. Additionally, we will also show inflation-adjusted figures.

Repurchase of Shares

After successfully completing the first program for the repurchase of own shares for 2018, on December 4, 2018, Edenor’s Board of Directors approved a second program pursuant to the following terms and conditions:

1.     Maximum amount: up to ARS 800 million;

2.     Number and maximum prices: portfolio shares may not cumulatively exceed the 10% of the capital stock cap, with a maximum price of USD 1.5 per ordinary share listed in Bolsas y Mercados Argentinos S.A. and of USD 30 per ADR listed in the New York Stock Exchange;

3.     Acquisitions will be made with net realized income; and

4.     Term: 120 calendar days starting on December 5, 2018;

As of the issuance hereof, 10.9 million own Series B shares for a total amount of ARS 421.1 million at an average price of USD 27.0 per ADR had been purchased under this program. Thus, the Company holds 29.0 million own portfolio shares representing 3.2% of the capital stock.

Edenor S.A. – 4Q ‘18 Earnings Release	2

Transfer of Edenor’s Concession Jurisdiction

Pursuant to Laws No. 27,469 (2018 Fiscal Consensus) and No. 27,467, 2019 Budget for the National Administration, on February 28, 2019 the Federal Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires executed an agreement which provides that from March 1, 2019, the process for the transfer of Edenor and Edesur to the jurisdiction of the Province and the City of Buenos Aires will begin. Whereby these jurisdictions will be vested with enforcement powers over the utility service provided by the Concessionaires.

The main aspects of the executed agreement are described below:

•       Creation of a bipartite monitoring and regulatory entity. The Province of Buenos Aires and the Autonomous City of Buenos Aires undertake to create a bipartite monitoring and regulatory entity for the electricity distribution utility, as well as to perform all necessary actions so that this entity may become operative under their legal systems as promptly as possible.

•       Social Tariff. As from January 2019, the Province of Buenos Aires and the Autonomous City of Buenos Aires bear the expenditures associated with the Social Tariff with own resources.

•       Resolution of Pending Issues. The National Government undertakes to conduct all necessary administrative proceedings to resolve claims pending with Concessionaires, including the following:

-         Claims associated with the performance of the Memorandums of Understanding executed between the Federal Government and Concessionaires in 2006, and the corresponding Transition Period (between January 6, 2002 and February 1, 2017, date on which the integral tariff review (“RTI”) entered into effect);

-         Claims associated with the payment of consumptions by low-income neighborhoods with community meters generated until December 31, 2018, exclusively regarding the percentage committed by the Federal Government; and

-         Claims on differences resulting from the application of the bill cap for users benefiting from the Social Tariff.

In principle, this agreement does not involve any substantial changes in the regulation and determination of tariffs, future increases or service quality paths established in the last Integral Tariff Review. However, it will be necessary to await confirmation by the new regulatory entity substituting the ENRE, which will temporarily maintain its functions until the new entity is created.

It should be highlighted that Edenor has not been a party to this agreement, and is still analyzing its scope and implications.

Edenor S.A. – 4Q ‘18 Earnings Release	3

Value Added of Distribution (VAD) Update

On January 31, 2019, pursuant to Resolution No. 27/2019, the ENRE approved the VAD updates for the second semester of 2018 and the pending update corresponding to the first semester of the same year, totaling a 32.0% increase applicable as from March 1, 2019. Additionally, the application of the new -1.59% “E”-factor adjustment will be deducted from cumulative inflation updates.

 Furthermore, the cost of deferrals for the August 2018 - February 2019 period and for the month of February 2019, in the amount of ARS 1,005 million and ARS 841 million respectively, will be recoverable in 5 installments payable as from March 2019. Finally, ARS 51 million will be collected under the same modality on account of the partial recognition of the appeal filed by Edenor to Resolution No. 208/2018, which acknowledges costs not previously passed on to tariffs.

Summer Seasonal Programming

On December 27, 2018, Resolution No. 366/2018 issued by the Subsecretariat of Electric Power approved the Summer Seasonal Programming for the Wholesale Electricity Market (“WEM”) submitted by CAMMESA, thus determining new prices for power capacity, energy and transmission for the February - October 2019 period. Furthermore, the Social Tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions, which will bear their cost and implementation.

Later, on January 31, 2019, ENRE Resolution No. 25 approved the values of Edenor’s tariff scheme as from February 1, 2019 and incorporated the new Power Capacity Reference Prices and Stabilized Prices for Energy determined by the Subsecretariat of Electric Power until April 30, 2019. In turn, the ENRE has informed that under the transfer of jurisdiction to the Province of Buenos Aires and the Autonomous City of Buenos Aires, the guidelines for the social tariff regime effective as of December 31, 2018 will remain in effect. The Company is currently conducting negotiations on the implementation of this benefit in both jurisdictions.

Penalties – Resolution No. 91/2018 and Changes in the KWh Valuation Calculation

On November 22, 2018, ENRE Resolution No. 91/2018 regulated a new punitive proceeding for breaches in reading and billing terms. Furthermore, it determined that a large part of penalties imposed in kWh should be valued as of the punitive event’s occurrence date, and not to the value of the KWh at the date of the event as determined previously by the ENRE, this applies even though the delay may be due to the regulator itself. These modifications have been quantified and recognized in the fourth quarter of 2018, resulting in charges in the amount of ARS 506 million and ARS 308.1 million, respectively. We have appealed both decisions.

Edenor S.A. – 4Q ‘18 Earnings Release	4

Real Estate Asset’s Contractual Termination

As regards the real estate contractual termination disclosed in the third quarter of 2018, upon the failure by Ribera Desarrollos S.A. (“RDSA”) to refund the purchase price plus interest, in November 2018 Edenor brought an arbitration proceeding against RDSA before the Buenos Aires Stock Exchange’s Arbitration Court seeking to enforce the payment of the compensation specially stipulated in the bill of sale, which as of December 31, 2018 amounts to ARS 2,972.4 million. This proceeding is pending as of the date hereof.  Additionally, the process was launched for the collection of the surety bond guaranteeing the performance of RDSA’s obligation, which under the terms of the policy results in a USD 50.3 million claim, covering over 60% of the amount claimed to RDSA.

In the opinion of our legal counselors, the Company’s collection claim is extremely sound and should result in a favorable decision both in the above-mentioned arbitration proceeding against RDSA and in the legal action which may be brought against the insurance company in case of breach of its obligation to pay the above-mentioned surety bond.

However, taking into consideration that RDSA filed a voluntary petition for reorganization on February 1, 2019, added to the publication in the Official Gazette, on February 28, 2019, of National Superintendence of Insurance’s Resolution No. 207/2019 prohibiting the Insurance Company to execute new agreements and keeping the general restraint on the alienation of property until the deficit situation is regularized, the Company has partially provisioned the credit claim value weighing the possibility of its recovery, not because of the quality of its claim, which is indisputable, but based on RDSA’s financial situation.  Consequently, the credit claim balance disclosed as of December 31, 2018, net of provisions, amounts to ARS 765.6 million.

Edenor S.A. – 4Q ‘18 Earnings Release	5

MAIN RESULTS FOR THE FOURTH QUARTER 2018

In millon of Pesos	4th Quarter (Historical Values)			12 Months (Historical values)			12 Months (Adjusted by inflation)
	2018	2017	Δ%	2018	2017	Δ%	2018	2017	Δ%
Revenue from sales	10,727.5	6,763.6	58.6%	45,454.2	24,340.0	86.7%	55,953.7	39,602.9	41.3%
Energy purchases	(6,842.6)	(3,587.8)	90.7%	(26,150.3)	(12,825.6)	103.9%	(31,875.7)	(20,820.3)	53.1%
Gross margin	3,885.0	3,175.8	22.3%	19,303.9	11,514.4	67.7%	24,078.0	18,782.6	28.2%
Operating expenses	(4,592.6)	(2,409.9)	90.6%	(13,918.6)	(8,358.5)	66.5%	(18,817.5)	(15,319.4)	22.8%
Other operating expenses	(359.2)	(119.8)	199.9%	(1,028.7)	(661.4)	55.5%	(1,319.2)	(1,092.6)	20.7%
Net operating income	(1,066.8)	646.2	(265.1%)	4,356.6	2,494.5	74.6%	3,941.3	2,370.5	66.3%
Financial Results, net	(2,141.6)	(443.5)	382.9%	(4,497.9)	(1,371.2)	228.0%	(6,270.3)	(2,284.9)	174.4%
RECPAM	-	-	na	-	-	na	8,503.9	5,505.1	54.5%
Income Tax	979.6	(180.5)	na	13.1	(441.2)	na	(1,877.4)	(510.1)	268.1%
Net income	(2,228.9)	22.2	na	(128.2)	682.2	(118.8%)	4,297.5	5,080.6	(15.4%)

Revenue from sales increased by 58.6%, to ARS 10,727.5 million, in the fourth quarter of 2018, against ARS 6,763.6 million in the fourth quarter of 2017, mainly on account of the increase in the cost of energy purchases, which represent 74% of the variation, and the rest for the entry into effect of the whole update in the Distribution Value Added (VAD) provided for in the RTI process, together with the bi-annual inflation adjustments. Between the comparison periods, updates for a total 87.7% were applied, and the last update corresponding to the first semester of 2018 was given partially where the remainder was deferred for March 2019. If the full VAD update had been recorded, in the fourth quarter of 2018 sales would have increased by an additional ARS 410.0 million. Furthermore, under the deferred income recoverable in 48 installments and accrued during the February 2017 - January 2018 period, ARS 381.4 million were disclosed in the fourth quarter of 2018.

The inflation adjustments to the VAD are summarized below:

Edenor S.A. – 4Q ‘18 Earnings Release	6

This increase in Revenue from sales was reduced sensibly by an 8.1% decrease in the volume of energy sales, which reached 4,652 GWh in the fourth quarter of 2018, against 5,063 GWh in the same period of 2017. This decrease is mainly explained by 10.2% decreases for residential customers, 7.9% decreases for medium and small commercial customers, and 8.2% decreases for large users (industrial users and the wheeling system).  The residential demand decreased as a result of the lower average temperatures recorded in December, -1.7 °C compared to the previous year, as well as the impact of tariff increases. Small and medium commercial consumers were adversely affected by the lower commercial activity resulting from the recession, and large users, by the lower industrial activity, which is reflected in the fall in the industrial production index (IPI). Furthermore, Edenor’s customer base rose by 3.1%, mainly on account of the increase in residential customers, which have risen to levels above their historical growth as a result of the implemented market discipline actions and the installation, during 2018, of approximately 100,000 integrated energy meters that were mostly destined to regularize clandestine connections.

	12 Months 2018			12 Months 2017			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	8,948	42.3%	2,677,554	9,143	42.4%	2,579,705	(2.1%)	3.8%
Small commercial	1,810	8.5%	322,711	1,850	8.6%	329,102	(2.1%)	(1.9%)
Medium commercial	1,668	7.9%	32,088	1,745	8.1%	33,505	(4.4%)	(4.2%)
Industrial	3,646	17.2%	6,857	3,687	17.1%	6,866	(1.1%)	(0.1%)
Wheeling System	3,823	18.1%	699	3,966	18.4%	704	(3.6%)	(0.7%)
Others					0.0%
Public lighting	724	3.4%	21	709	3.3%	21	2.1%	0.0%
Shantytowns and others	553	2.6%	456	483	2.2%	426	14.5%	7.0%
Total	21,172	100%	3,040,386	21,582	100%	2,950,329	(1.9%)	3.1%

	4Q 2018			4Q 2017			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	1,800	38.7%	2,677,554	2,005	43.1%	2,579,705	(10.2%)	3.8%
Small commercial	409	8.8%	322,711	433	9.3%	329,102	(5.7%)	(1.9%)
Medium commercial	386	8.3%	32,088	424	9.1%	33,505	(9.1%)	(4.2%)
Industrial	865	18.6%	6,857	922	19.8%	6,866	(6.3%)	(0.1%)
Wheeling System	920	19.8%	699	1,008	21.7%	704	(8.7%)	(0.7%)
Others
Public lighting	159	3.4%	21	158	3.4%	21	0.4%	0.0%
Shantytowns and others	114	2.5%	456	112	2.4%	426	2.6%	7.0%
Total	4,652	100%	3,040,386	5,063	109%	2,950,329	(8.1%)	3.1%

* 586,222 customers have the benefit of Social Tariff

Energy purchases increased by 90.7%, to ARS 6,842.6 million, in the fourth quarter of 2018, against ARS 3,587.8 million for the same period in 2017, mainly due to an approximate 105.2% increase in the average price of purchases resulting from the entry into effect in December 2017, February 2018 and August 2018 of the new reference seasonal prices for electricity set forth by Resolution No. 1091/2017 and Provision No. 75/2018 of the former Secretariat of Electric Energy (SEE). Despite this increase, the reference seasonal price for residential customers is still subsidized by the National Government, especially in the case of residential customers, where the subsidy reaches approximately 45% of the system’s average generation cost in the fourth quarter 2018. Additionally, the energy loss rate increased from 16.4% in 4Q17 to 17.1% in 4Q18, and was mainly generated by an increase incentive to fraud as a result of the economic recession and the impact of tariff increases. In turn, costs associated with these losses increased by 97.2%, mainly on account of the application of the new average seasonal price for its determination.

Edenor S.A. – 4Q ‘18 Earnings Release	7

Operating expenses increased by 90.6%, reaching ARS 4,592.6 million in 4Q18, against ARS 2,409.9 million in 4Q17. This is mainly explained by: (1) a ARS 1,060.0 million increase in penalties, mainly as a result of the new penalties imposed by ENRE Resolution No. 91/2018 for breaches in reading and billing terms in the amount of ARS 506 million and the change in the methodology for the calculation of penalties, which resulted in a ARS 308.1 million increase in values; (2) a ARS 432.9 million increase in fees for third-party services, mainly explained by a higher number of market discipline works associated with the losses reduction plan, higher expenses in preventive and corrective maintenance works such as pruning, changes of posts, the gathering of data on anomalies, the rental of generating units and the repair of sidewalks, as well as higher expenses associated with the distribution of bills and an increases in the cost of IT services denominated in dollars and new hirings such as a project to manage technical work groups and Success Factors, a cloud based human resources platform; and (3) a ARS 282.7 million increase in salaries and social security charges on account of salary increases totaling 41.0% and a 0.8% increase in average staff.

In million of pesos	4th Quarter (Historical Values)			12 Months (Historical values)			12 Months (Adjusted by inflation)
	2018	2017	Δ%	2018	2017	Δ%	2018	2017	Δ%
Salaries, social security taxes	(1,445.3)	(1,162.6)	24.3%	(4,922.3)	(4,164.6)	18.2%	(6,023.0)	(6,802.0)	(11.5%)
Pensions Plans	0.5	(28.8)	(101.8%)	(112.2)	(107.8)	4.1%	(112.2)	(169.5)	(33.8%)
Communications expenses	(95.7)	(57.8)	65.5%	(304.1)	(225.0)	35.2%	(366.8)	(367.5)	(0.2%)
Allowance for the impairment of trade and other receivables	(150.5)	(29.1)	417.1%	(799.8)	(235.1)	240.3%	(977.5)	(391.6)	149.6%
Supplies consumption	(166.5)	(79.4)	109.7%	(538.7)	(341.1)	57.9%	(913.0)	(797.0)	14.6%
Leases and insurance	(42.8)	(28.2)	51.5%	(148.6)	(111.9)	32.8%	(180.7)	(182.7)	(1.1%)
Security service	(76.0)	(47.0)	61.5%	(222.7)	(168.4)	32.3%	(267.4)	(273.3)	(2.2%)
Fees and remuneration for services	(937.3)	(504.4)	85.8%	(2,870.1)	(1,710.5)	67.8%	(3,459.1)	(2,778.8)	24.5%
Public relations and marketing	0.0	(17.5)	(100.0%)	0.0	(36.0)	(100.0%)	0.0	(56.7)	(100.0%)
Advertising and sponsorship	(29.3)	(9.0)	223.7%	(44.8)	(18.5)	141.6%	(48.9)	(29.2)	67.4%
Reimbursements to personnel	(0.2)	(0.1)	26.8%	(0.5)	(0.6)	(11.3%)	(0.6)	(1.0)	(35.5%)
Depreciation of property, plant and equipment	(168.9)	(119.9)	40.8%	(581.3)	(430.3)	35.1%	(2,561.5)	(2,148.1)	19.2%
Directors and Supervisory Committee members’ fees	(5.2)	(3.6)	42.4%	(18.0)	(13.1)	37.8%	(21.9)	(21.4)	2.2%
ENRE penalties	(1,307.6)	(247.6)	428.0%	(2,706.8)	(519.7)	420.8%	(3,116.5)	(856.7)	263.8%
Taxes and charges	(166.2)	(70.1)	136.9%	(642.9)	(262.1)	145.3%	(761.5)	(427.3)	78.2%
Other	(1.9)	(4.6)	(58.2%)	(5.8)	(13.9)	(58.3%)	(7.0)	(16.8)	(58.4%)
Total	(4,592.6)	(2,409.9)	90.6%	(13,918.6)	(8,358.5)	66.5%	(18,817.5)	(15,319.4)	22.8%

Edenor S.A. – 4Q ‘18 Earnings Release	8

Financial results experienced a 382.9% increase in losses, with ARS 2,141.6 million losses in the fourth quarter of 2018, against ARS 443.5 million losses for the same period in 2017. This is mainly accounted for by higher commercial interest from the debt with CAMMESA in the amount of ARS 976.9 million, a ARS 729.0 million increase in Other Financial Results due to the impairment of a credit claim for a real estate asset, and higher interest in the amount of ARS 107.3 million as a result of the increase in the exchange rate compared to the same period in 2017. These effects were partially offset by an appreciation of the peso against the U.S. dollar during the quarter against the U.S. dollar’s net position, resulting in a total positive impact on account of exchange rate differences of ARS 567.1 million. In turn, higher commercial and financial interest for ARS 115.5 million was recorded.

Net income decreased by ARS 2,251.1 million, recording losses for ARS 2,228.9 million, in the fourth quarter of 2018, against profits for ARS 22.2 million for the same period in 2017. The improvement in gross margins as a result of the tariff increases has been overshadowed by a lower demand and the partial deferral of the VAD update for the first semester of 2018; in turn, losses are explained by the extraordinary penalties, changes in criteria for calculation and the previously-described operating and financial expenses.

Adjusted EBITDA

The adjusted EBITDA showed ARS 110.0 million losses in the fourth quarter of 2018, ARS 648.3 million lower than in the same period in 2017. Adjustments correspond to penalties implemented after the RTI for other periods, changes in the penalty calculation methodologies and commercial interest.

In millon of Pesos	12 Months			4th Quarter
historical values	2018	2017	Δ%	2018	2017	Δ%
Net operating income	4,356.6	2,494.5	75%	(1,066.8)	646.2	-265%
Depreciation of property, plant and equipment	581.3	430.3	35%	168.9	119.9	41%
EBITDA	4,937.8	2,924.8	69%	-898.0	766.1	-217%
Penalties - Note 125,248	-	(332.0)	na	-	-	na
Penalties - SAPIA	34.0	(34.0)	na	(71.0)	(8.5)	735%
Penalties - Res. No 118/2018	173.9	(173.9)	na	-	(86.7)	na
Penalties - frecuency of meter reading	229.8	(229.8)	na	436.8	(62.7)	na
Penalties - new methodology of calculation	357.4	(357.4)	na	357.4	(97.5)	na
Commercial Interests	223.9	106.6	110%	64.7	27.5	135%
Adjusted EBITDA	5,956.8	1,904.3	213%	-110.0	538.3	na
Note: Deferred income from the Aug-18' VAD adj, not included in the adj EBITDA, amount ARS 381.4 million in the fourth quarter 2018.

Edenor S.A. – 4Q ‘18 Earnings Release	9

Capital Expenditures

Edenor’s capital expenditures during the fourth quarter of 2018 totaled ARS 3,150.3 million, compared to ARS 1,292.2 million in the fourth quarter of 2017. Our investments mainly consisted of the following:

         •            ARS 289.6 million in new connections;

         •            ARS 1,521.1 million in grid enhancements;

         •            ARS 712.3 million in maintenance;

         •            ARS 29.0 million in legal requirements;

         •            ARS 276.3 million in communications and telecontrol;

         •            ARS 321.0 million in other investment projects.

         •

The increase in investments results from the ambitious plan devised by Edenor for the 2017-2021 period, which focuses on investments optimizing service quality levels in accordance with the quality curves required in the RTI by the regulatory agency.

The total amount invested in 2018 amounts to ARS 7,610.8 million (ARS 8,550 million at restated figures), the highest investment level for the company since its creation.

Edenor S.A. – 4Q ‘18 Earnings Release	10

Energy Losses

In the fourth quarter of 2018, energy losses experienced a 17.1% increase, against 16.4% for the same period in 2017. The 2017 and 2018 tariff increases have generated a greater incentive to fraud by certain customers, with a 187 Gwh increase in the level of losses in physical units. Additionally, the drop in demand from large users (which have a substantially lower loss level) has a negative impact on the indicator. Likewise, the rise in the average energy purchase price increases the value in pesos of these losses.

Furthermore, in 4Q18 the Company continued taking different actions to reduce energy losses on two fronts: on the one hand, Market Discipline actions (DIME) were intensified aiming to detect and normalize irregular connections and electricity theft and frauds and, on the other hand, there was an increase in the installation of Inclusion Meters (Energy Integrated Meter, MIDE) to foster consumption self-management and the integration of users not having a regular income, at the same time encouraging consumption reduction and the prevention of irregular connections having an impact on the safety of customers. The company expects to intensify these actions until reaching expected levels with the purpose of meeting the outlined loss reduction goals.

Indebtedness

As of December 31, 2018, the outstanding principal of our dollar-denominated financial debt amounts to USD 216.2 million, while the net debt amounts to USD 96.6 million. The financial debt consists of USD 166.2 million corresponding to Corporate Bonds maturing in 2022, net of repurchases, and USD 50 million to the bank loan taken out with the Industrial and Commercial Bank of China Dubai (ICBC) Branch. Currently both liabilities bear interest at a fixed rate. During the fourth quarter of 2018, the Company purchased Corporate Bonds in different open market operations for a total nominal value of USD 9.5 million.

Edenor S.A. – 4Q ‘18 Earnings Release	11

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 9 million people and an area of 4,637 sq. km. In 2018, Edenor sold 21,172 GWh of energy and purchased 25,906 GWh (including wheeling system demands), with revenue from sales of approximately ARS 45.5 billion at historical level (adjusted by inflation 56.0 billion). In turn, the Company had negative net results in the amount of ARS 128.2 million at historical values, and a positive ARS 4,298 million result adjusted by inflation.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

 (C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Monday, March 11, 2019, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(844) 204-8586 in the United States or, if outside the United States, +1(412) 317-6364 or +54 (11) 3984-5677 in Argentina. Participants should use conference ID “Edenor” and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com ; www.cnv.gob.ar

Edenor S.A. – 4Q ‘18 Earnings Release	12

Condensed Interim Statements of Financial Position as of December 31, 2018 and December 31, 2017 Values expressed in constant currency

In million of Argentine Pesos adjusted by inflation	12.31.2018	12.31.2017		12.31.2018	12.31.2017
	AR$	AR$		AR$	AR$

ASSETS			EQUITY

Non-current assets			Share capital	883.3	898.7
Property, plant and equipment	62,474.8	57,060.2	Adjustment to share capital	17,065.6	17,224.4
Interest in joint ventures	8.8	10.7	Additional paid-in capital	240.6	229.9
Other receivables	800.7	62.7	Adjustment to treasury stock	225.6	66.7
Total non-current assets	63,284.4	57,133.6	Adquisition cost of own shares	(1,068.8)	-
			Legal reserve	152.8	152.8
Current assets			Opcional reserve	367.1	367.1
Inventories	1,259.8	649.6	Other comprehensive loss	(136.9)	(132.9)
Other receivables	242.1	296.2	Accumulated losses	13,216.6	8,979.3
Trade receivables	7,587.9	8,385.2	TOTAL EQUITY	30,969.0	27,793.7
Financial assets at fair value through profit or loss	3,381.6	4,278.0
Financial assets at amortized cost	1,208.8	17.0
Derivative financial instruments	-	-	LIABILITIES
Cash and cash equivalents	27.6	122.3	Non-current liabilities
Total current assets	13,707.8	13,748.4
			Trade payables	286.2	355.7
			Other payables	7,624.1	8,910.0
TOTAL ASSETS	76,992.2	70,881.9	Borrowings	7,192.5	6,189.3
			Deferred revenue	275.4	287.4
			Salaries and social security payable	162.7	176.7
			Benefit plans	385.1	477.8
			Deferred tax liability	8,048.3	7,290.2
			Provisions	1,070.2	883.1
			Total non-current liabilities	25,044.6	24,570.1

			Current liabilities
			Trade payables	14,609.0	13,577.5
			Other payables	1,922.0	546.9
			Borrowings	1,077.5	105.1
			Derivative financial instruments	1.0	0.3
			Deferred revenue	5.3	5.0
			Salaries and social security payable	1,742.6	1,801.5
			Benefit plans	32.4	46.4
			Tax payable	617.3	689.1
			Tax liabilities	784.0	1,555.5
			Provisions	187.4	190.9
			Total current liabilities	20,978.6	18,518.1
			TOTAL LIABILITIES	46,023.2	43,088.2

			TOTAL LIABILITIES AND EQUITY	76,992.2	70,881.9

Edenor S.A. – 4Q ‘18 Earnings Release	13

Condensed Interim Statements of Comprehensive Income (Loss) for the twelve-month period ended on December 31, 2018 and 2017

In millon of Argentine Pesos Adjusted by Inflation	12.31.2018	12.31.2017
	AR$	AR$

Continuing operations
Revenue	55,953.6	39,602.9
Electric power purchases	(31,875.7)	(20,820.3)
Subtotal	24,078.0	18,782.6
Transmission and distribution expenses	(10,912.7)	(9,247.1)
Gross loss	13,165.3	9,535.5
Selling expenses	(5,032.7)	(3,567.8)
Administrative expenses	(2,872.1)	(2,504.5)
Other operating expense, net	(1,320.8)	(1,102.7)
Operating Loss (Profit)	3,941.3	2,370.5
Financial income	671.8	453.8
Financial expenses	(4,976.7)	(2,570.3)
Other financial expense	(1,965.3)	(168.5)
Net financial expense	(6,270.3)	(2,284.9)
RECPAM	8,503.9	5,505.1
Loss (profit) before taxes	6,174.9	5,590.7

Income tax	(1,877.4)	(510.1)
Loss (Profit) for the period	4,297.5	5,080.6

Basic and diluted earnings Loss (Profit) per share:
Basic and diluted earnings (loss) profit per share	4.83	5.66

Edenor S.A. – 4Q ‘18 Earnings Release	14

Condensed Interim Statements of Cash Flows for the nine-month periods ended on December 31, 2018 and 2017

In millon of Argentine Pesos adjusted by inflation	12.31.2018	12.31.2017
	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	4,297.5	5,080.6
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	3,552.2	522.5

Changes in operating assets and liabilities:
Increase in trade receivables	(2,131.4)	(2,623.7)
Dencrease in trade payables	1,796.5	5,003.1
Income Tax Payment	(886.2)	(390.8)
Others	2,992.4	-231.2

Net cash flows provided by operating activities	9,621.0	7,360.7

Net cash flows used in investing activities	(8,328.4)	(8,508.8)

Net cash flows used in financing activities	(2,097.0)	867.5

Net (decrease) increase in cash and cash equivalents	(804.4)	(280.7)

Cash and cash equivalents at beginning of year	122.3	381.8
Exchange differences in cash and cash equivalents	156.0	(0.1)
Result for exposure to inflation in cash and cash equivalents	553.6	21.3
Net decrease in cash and cash equivalents	(804.4)	(280.7)
Cash and cash equivalents at the end of period	27.6	122.3

Supplemental cash flows information
Non-cash operating, investing and financing activities
Acquisitions of property, plant and equipment through increased trade payables	(677.2)	(585.7)

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346 -5510 / 5519

Edenor S.A. – 4Q ‘18 Earnings Release	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 8, 2019